UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

OPTION CARE, INC.
(Name of Subject Company)
BISON ACQUISITION SUB INC.,
a wholly owned subsidiary of
WALGREEN CO.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
((Title of Class of Securities)

683948103
(CUSIP Number of Common Stock)

Dana Ione Green, Esq.
Walgreen Co.
     200 Wilmot Road
Deerfield, IL 60015
Telephone: (847) 940-2500
     (Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
     Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$766,950,333	$24,000

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the
U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the filing fee is de-
scribed on the cover page to the Schedule TO filed on July 17, 2007.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or
Schedule and the date of its filing.

Amount Previously Paid: $24,000	Filing Party: Walgreen Co.
Form or Registration No.: TO	Date Filed: July 17, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

          This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 17, 2007 by Walgreen Co., an Illinois corporation (“Walgreens”), and Bison Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Walgreens (“Offeror”), as amended by Amendment No. 1, filed with the Commission on July 20, 2007 and Amendment No. 2, filed with the Commission on August 14, 2007 (the “Schedule TO”) relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Option Care, Inc., a Delaware corporation (“OCI”), for $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2007 (the “Merger Agreement”), by and among Walgreens, Offeror and OCI (the “Merger Agreement”).

          All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

          The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

ITEMS 1 THROUGH 9 AND 11.

          Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

          The subsequent offering period of the Offer expired at 5:00 p.m. New York City time on Friday, August 17, 2007. According to Computershare Trust Company, N.A., the depositary for the Offer, as of such time, a total of approximately 32.7 million Shares were validly tendered in the initial and subsequent offering periods of the Offer, which represent approximately 94% of all outstanding Shares.

          Pursuant to a short-form merger procedure available under Delaware law, Offeror filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on August 20, 2007 whereupon the Merger became effective. In the Merger, each remaining Share (other than Shares purchased in the Offer and certain other shares) was converted into the right to receive $19.50 per share in cash, without interest.

          Effective as of the close of trading on August 20, 2007, the Shares will no longer be traded on the Nasdaq.

          The full text of the press release issued by Walgreens is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.

ITEM 12. EXHIBITS
Exhibit	Description
(a)(5)(F)	Press Release, dated August 20, 2007, by Walgreen Co.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2007

                                                                                            WALGREEN CO.

                                                                                            By: /s/ William M. Rudolphsen____
                                                                                                  Name: William M. Rudolphsen
                                                                                                  Title: Senior Vice President

                                                                                            BISON ACQUISITION SUB INC.

                                                                                            By: /s/ William M. Rudolphsen____
                                                                                                  Name: William M. Rudolphsen
                                                                                                  Title: Senior Vice President